# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vigil Neuroscience, Inc., CIK 0001827087
CUSIP: 92673K108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 100 Forge Road, Suite 700, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 05/22/2025
Amends the filing with accession number 0001193125-22-012547
Filed by CIK 0001867472
Persons authorized to receive notices and communications: Patrick Smerkers, c/o Northpond Ventures, LLC, 7500 Old Georgetown Road, Suite 850, Bethesda, Maryland (MD), 20814, 240-800-1200

## Reporting persons
- Northpond Ventures, LP (CIK 0001867472): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Northpond Ventures GP, LLC (CIK 0001867470): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Northpond Ventures II, LP (CIK 0001869128): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Northpond Ventures II GP, LLC (CIK 0001869114): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Michael P. Rubin (CIK 0001867627): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Vigil Neuroscience, Inc.
Address of issuer's principal executive offices: 100 Forge Road, Suite 700, Watertown, Massachusetts (MA), 02472
Comment: This Amendment No. 2 (this "Amendment No. 2" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on January 19, 2022, and amended on December 16, 2022 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

Weighted Low High
Reporting No. Average Price Price
Transaction Person Date Shares Price ($) ($) ($)

Open Market Sale Northpond LP 05/22/2025 2,831,520 7.89 7.82 8.08
Open Market Sale Northpond II LP 05/22/2025 1,382,978 7.89 7.82 8.08
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the common stock on May 22, 2025.

## Signatures
- Northpond Ventures, LP: /s/ Patrick Smerkers, By Northpond Ventures GP, LLC, its general partner, By Patrick Smerkers, Chief Financial Officer (05/27/2025)
- Northpond Ventures GP, LLC: /s/ Patrick Smerkers, By Patrick Smerkers, Chief Financial Officer (05/27/2025)
- Northpond Ventures II, LP: /s/ Patrick Smerkers, By Northpond Ventures II GP, LLC, its general partner, By Patrick Smerkers, Chief Financial Officer (05/27/2025)
- Northpond Ventures II GP, LLC: /s/ Patrick Smerkers, By Patrick Smerkers, Chief Financial Officer (05/27/2025)
- Michael P. Rubin: /s/ Michael P. Rubin, Michael P. Rubin (05/27/2025)